MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of the Clear River(SM) Fund (the "FUND"), a series of The Advisors' Inner Circle Fund II, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of November 30, 2009, and for the period from July 31, 2009 (date of our last examination) through November 30, 2009.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2009, and for the period from July 31, 2009 (date of our last examination) through November 30, 2009, with respect to securities reflected in the investment accounts of the Fund.

The Advisors' Inner Circle Fund II -
Clear River(SM) Fund





/s/ Philip T. Masterson
-----------------------
Philip T. Masterson
President of The Advisors' Inner Circle Fund II




/s/ Michael Lawson
-----------------------
Michael Lawson
Treasurer, Controller and Chief Financial Officer
of The Advisors' Inner Circle Fund II

[GRAPHIC OMITTED]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



TO THE BOARD OF TRUSTEES OF THE ADVISORS' INNER CIRCLE FUND II

RE:      CLEAR RIVER(SM) FUND (THE "FUND")

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the above referenced Fund, a series of The Advisors' Inner Circle Fund II (the "TRUST"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of November 30, 2009. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2009, and for the period from July 31, 2009 (date of our last examination) through November 30, 2009:

     1. Confirmation of all securities held by The Depository Trust Company in book entry form;
     2. Reconciliation of all such securities to the books and records of the Fund and the Custodian; and
     3. Agreement of 12 security purchases and 13 sales to supporting documentation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal documentation on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2009 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Advisors' Inner Circle Fund II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                        /s/ BBD, LLP
                                                        ----------------
                                                        BBD, LLP

PHILADELPHIA, PENNSYLVANIA
JUNE 14, 2010

FUND NAME                                                        STATE                     REGISTRATION              FILE NUMBER
The Advisors' Inner Circle Fund II
                                                                 CALIFORNIA                ANNUAL                       505 7356
                                                                 COLORADO                  ANNUAL                    IC 1995 08 501
                                                                 GEORGIA                   OTHER                      SC-MF-020269
                                                                 Guam                      ANNUAL                       2008-7233
                                                                 ILLINOIS                  ANNUAL                       60004987
                                                                 INDIANA                   ANNUAL                      93-0548 IC
                                                                 MINNESOTA                 ANNUAL                       R-36888.2
                                                                 Minnesota Exemption       ANNUAL
                                                                 NORTH CAROLINA            ANNUAL                         3326
                                                                 PENNSYLVANIA              ANNUAL                     1993-02-003MF
                                                                 VIRGINIA                  ANNUAL                        117018
                                                                 VIRGIN ISLANDS            ANNUAL
                                                                 WYOMING                   OTHER                          18723
Advisors' Inner Circle Fund II (FYE 7/31/)
                                                                 INDIANA                   ANNUAL                      04-0688 IC

Clear River Fund
                                                                 ALASKA                    ANNUAL                       60062861
                                                                 ALABAMA                   ANNUAL                         39023
                                                                 ARKANSAS                  ANNUAL                       60022369
                                                                 CONNECTICUT               ANNUAL                        1054177
                                                                 DELAWARE                  ANNUAL                         51273
                                                                 HAWAII                    ANNUAL
                                                                 IDAHO                     ANNUAL                         63826
                                                                 KANSAS                    ANNUAL                     2009S0000902
                                                                 MISSOURI                  ANNUAL                       R2009-229
                                                                 MONTANA                   ANNUAL                         65445
                                                                 NEVADA                    ANNUAL
                                                                 NEW YORK                  OTHER                        S32-42-00
                                                                 OREGON                    ANNUAL                       2009-189
                                                                 RHODE ISLAND              ANNUAL
                                                                 SOUTH CAROLINA            ANNUAL                        MF17906
The Advisors' Inner Circle Fund II - Clear River Fund Prospe
                                                                 KENTUCKY                  ANNUAL                       60018195
                                                                 LOUISIANA                 ANNUAL                        125935
                                                                 NEW JERSEY                ANNUAL                       BEM-4358
                                                                 OHIO                      OTHER                          68079
                                                                 UTAH                      ANNUAL                      007-1016-05
Clear River Fund - Investor Shares
                                                                 ARIZONA                   ANNUAL                         53337
                                                                 DISTRICT OF COLUMB        ANNUAL                       60035983
                                                                 IOWA                      ANNUAL                        I-71853
                                                                 MASSACHUSETTS             ANNUAL
                                                                 MARYLAND                  ANNUAL                      SM20090263
                                                                 MAINE                     ANNUAL                       10022222
                                                                 MICHIGAN                  ANNUAL                        956639
                                                                 MISSISSIPPI               ANNUAL                       60050331
                                                                 NORTH DAKOTA              ANNUAL                         BD547
                                                                 NEBRASKA                  ANNUAL                         74978
                                                                 NEW HAMPSHIRE             ANNUAL
                                                                 NEW MEXICO                ANNUAL                         31620
                                                                 OKLAHOMA                  ANNUAL                      SE-2191055
                                                                 PUERTO RICO               ANNUAL                        S-36982
                                                                 SOUTH DAKOTA              ANNUAL                         45457
                                                                 TENNESSEE                 ANNUAL                       RM09-2635
                                                                 TEXAS                     GOOD UNTIL SOLD               C 89757
                                                                 VERMONT                   ANNUAL                      02/02/09-11
                                                                 WASHINGTON                GOOD UNTIL SOLD              60050974
                                                                 WISCONSIN                 ANNUAL                       551042-03
                                                                 WEST VIRGINIA             GOOD UNTIL SOLD              MF 65209